UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 32)*

GRAPHON CORPORATION

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

388 707 101

(CUSIP Number)

[Name, Business Name]
105 Cochrane Circle, Suite L, Morgan Hill, California 95037

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388 707 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Orin Hirschman S. S. No.: ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,565,217 shares

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 4,565,217 shares

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,217 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This  Statement on Schedule 13D relates to the shares of Common  Stock,  $0.0001 par value per share (the "Shares"), of GraphOn Corporation, a Delaware corporation (the "Company"), including certain shares which are issuable upon exercise of warrants.  The principal executive offices of the Company are located at 105 Cochrane Circle, Suite L, Morgan Hill, California 95037.

Item 2.	Identity and Background
(a) This Statement is filed by Orin Hirschman by virtue of his direct beneficial ownership of Shares.
(b) The business address of Orin Hirschman is 6006 Berkeley Ave., Baltimore, MD 21209.
(c) Orin Hirschman’s principal business is investing.
(d) Orin Hirschman has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Orin Hirschman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Orin Hirschman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Personal Funds

Item 4.	Purpose of Transaction

Orin Hirschman acquired the securities that are the subject of this Schedule 13D (the “Securities”) for investment only. Depending upon his evaluations of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Securities, the effective yield on the Securities, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Orin Hirschman may from time to time purchase additional Securities, dispose of all or a portion of the Securities that he holds, or cease buying or selling the Securities. Any such additional purchases or sales of the Securities may be in open market or privately-negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

(a) All of the Shares beneficially owned by Orin Hirschman are issuable either immediately or upon conversion of Common Stock Purchase Warrants expiring January 29, 2009.  The Company, as of October 22, 2003, had outstanding 16,618,459 shares of Common Stock.  As of January 29, 2004, Orin Hirschman is the beneficial owner of 3,043,478 Shares, and the beneficial owner of 1,521,739 Shares issuable upon exercise of warrants, representing in the aggregate beneficial ownership of 25.2% of the Shares.

(b) Orin Hirschman has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 4,565,217 Shares of which he may be deemed the beneficial owner.
(c) Orin Hirschman purchased the Securities in a private placement on January 29, 2004.
(d) Not Applicable
(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to Be Filed as Exhibits
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004.
Date
/s/ ORIN HIRSCHMAN
Signature
ORIN HIRSCHMAN
Name/Title